January 17, 2025

Sean Hsieh
Chief Executive Officer of Concreit Inc.
CONCREIT FUND I LLC
1201 3rd Avenue, Suite 2200
Seattle, Washington 98101

        Re: CONCREIT FUND I LLC
            Amendment No. 2 to
            Offering Statement on Form 1-A
            Filed December 19, 2024
            File No. 024-12457
Dear Sean Hsieh:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 25, 2024 letter.

Amendment No. 2 to Form 1-A filed on December 19, 2024
General

1. We note your response to comment 3. We also note that the company sold 4,795,660
       Investor Shares after the 3-year termination of your qualification on May 21, 2023, through July 2, 2024 (when you stopped selling Investor Shares). We also note, in your response to comment 4, that you sold 5,190,800 Investor Shares between May
       14, 2022, and May 21, 2023. In total between May 14, 2022, and July 2, 2024, you sold 9,986,460 Investor Shares for $9,582,027. We note that your initial Form 1-A was qualified on May 21, 2020, and that you filed a post-qualification amendment
       (   PQA   ) on May 7, 2021, which was qualified on May 13, 2021. You have not filed a
 January 17, 2025
Page 2

       PQA at least every 12 months after the initial PQA offering statement qualification date on May 13, 2021. Securities Act Rule 252(f)(2)(i) requires issuers to file such
       PQAs to include the required updated audited financial statements and disclosure at least every 12 months. Offers and sales cannot be made using a Form 1-A that does not included updated financial statements. As a result of this lapse in your offering, it appears that the previously qualified Regulation A offering was terminated. Please revise your offering statement to add a risk factor that explains these offerings and describes the risks to the company including those related to potential liabilities to the company.
2. Please revise to update your information throughout the offering statement to at least
       June 30, 2024. We note your statements that    [a]s of May 31, 2024 ,we
have issued
       and sold 13,542,002 Investor Shares through a registered
broker-dealer...    and    [a]s of
       May 31, 2024, we have raised $1,864,499 from 24 accredited investors   .
   We also
       note that the information in the Principal Securityholders section, on page 41, is as of
       May 1, 2024. The information in that section needs to be as of the most recent practicable date. Please revise throughout your offering circular as appropriate.
3. Please revise Item 6 in Part I of Form 1-A to briefly state the facts relied upon for the issuance of the securities under Section 3(b) of the Securities Act of 1933 and
       Regulation A, and Section 4(a)(2) of the Securities Act of 1933, and Rule 506(c) of
       Regulation D.
Cover page

4.     We note your statement that    Investor Shares will be subject to the
ownership and
       transfer limitations set forth in our second amended and restated limited liability
       company agreement.    Please revise to briefly address the ownership and
transfer
       limitations associated with the Investor Shares.
Distributions, page 7

5. We note your response to comment 7. Please revise your Distribution section to reflect your response to the comment.
Terms and Conditions of Operating Agreement, page 14

6.     We note your statement that    The Operating Agreement will contain
highly detailed
       terms and conditions, many of which are not described fully (or at all) in this Offering
       Circular. In all cases, the Company   s Operating Agreement will
supersede this
       Offering Circular.    Please revise to indicate that all material terms
of the Operating
       Agreement are addressed in the Offering Circular including the Description of
       Membership Interests and Certain Provisions of Our Operating Agreement section on page 55.
Management, page 32

7. We note your response to comment 10 and we reissue our comment. Please revise this
       section to specifically disclose your management   s and board member
s business
       experience over that past five years and include their dates of employment. Revise to address the principal business conducted by Matrix Partners, Unlock
Venture
 January 17, 2025
Page 3

       Partners, Snowball Investments, Talon Private Capital, Vibrant Cities, Avidian
       Technologies, and Columbia Pacific Advisors.
Management's Discussion and Analysis of Financial Condition and Results of Operation, page 49

8. Please revise your Results of Operations along with your Liquidity and Capital
       Resources sections to address the financial results and financial condition for and as of June 30, 2024.
Prior Performance Summary, page 55

9.     We note you indicate in your revised disclosure that    [o]ur focus on
investing in debt
       instruments will emphasize the payment of current returns to investors
and
       preservation of invested capital as our primary investment objectives. This is unlike the Prior Program which provides for investment in individual real estate properties that will be owned by individual series of the Prior Program. Additionally, the investment objectives of the Prior Program are not consistent with ours in that the
       Prior Program also seeks long-term capital appreciation.    Given your
revised
       disclosure, it appears that the investment objectives of the prior program are not consistent with the objectives of Concreit Fund I LLC. Please revise to delete your prior performance summary narrative given that the investment objectives of the prior program do not have similar investment objectives.
Reinvestment Plan, page 65

10. We note your response to comment 13. We are still considering your disclosure regarding the reinvestment plan and the bonus program. Please disclose how the reinvestment plan and the bonus program work. We may have additional comments.
Plan of Distribution, page 90

11. We note your response to comment 1. Please address how long it will take for the
       Manager to accept the subscription agreements and thereby accept the investor as a member. Also clarify when the first settlement will occur with the current offering.
Interim Financial Statements, page F-1

12. We note your response to our prior comment 15 and your revision to your filing to include interim financial statements as of and for the six months ended June 30, 2024.
       With respect to such interim financial statements, please revise the statements of income, the statements of members' equity and the statements of cash flows to provide the comparable period of the preceding fiscal year (e.g., to show the activity for the six months ended June 30, 2023). Reference is made to Rule 8-03 of Regulation S-X.
Part III Exhibits, page 95

13. Please file an opinion of counsel as to the legality of the securities covered by the
       Offering Statement as required by Item 17(12) of Form 1-A, Part III. In this regard, we note that Exhibit 12.1 does not address all offered securities and is unsigned and undated and Exhibit 12.2 does not address whether the investor shares will be non-
       assessable. Please file a signed and dated legality opinion as to the legality of all
 January 17, 2025
Page 4

       securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable. Please refer to Staff Legal Bulletin 19 for additional guidance.
Signatures, page 96

14. We note the changes made to the Signatures section. Please revise to have the principal accounting officer sign the signatures page or revise to indicate the appropriate capacity on the signatures page.
       Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Saher Hamideh, Esq.